Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada
Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com
Ballard Power Systems Inc.
News Release
Ballard to Power Fuel Cell Buses in Washington DC and Upstate New York

For Immediate Release – October 23, 2006

Vancouver, Canada – On October 12, 2006, US Federal Transit Administrator James Simpson announced a US$49 million Federal Transit Administration hydrogen fuel cell bus research and development program that will explore ways to make commercially viable hydrogen fuel cell buses a reality (http://www.fta.dot.gov/news/news_events_5830.html).

Under the program, Ballard plans to participate in two projects that will utilize its next generation heavy-duty fuel cell module (HD6), which leverages Ballard’s next generation automotive technology.

In the first project, the Washington Metropolitan Area Transit Authority (WMATA) will feature Ballard’s 180kW version of the HD6 module in two 40-foot fuel cell hybrid buses that will operate in revenue service in the Washington DC area as part of the WMATA fleet.

In the second, GE Research will integrate Ballard’s 90kW version of the HD6 module into a lightweight fuel cell hybrid bus that uses an advanced propulsion system and a lightweight bus platform. The bus will operate in revenue service in upstate New York.

The total funding for both contracts is US$12.8 million, which will be distributed between a consortium of project partners. Funding will be administered through the Northeast Advanced Vehicle Consortium (http://www.navc.org/).

“These projects allow us to introduce transit agencies to Ballard’s next generation heavy duty module – a product that offers significantly improved performance at a lower cost,” said Noordin Nanji, Ballard’s Chief Customer Officer. “There are 36 Ballard-powered fuel cell buses transporting people on roads around the world today, with the collective fleet exceeding 1.5 million kilometres of operation in day-to-day revenue service.”

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, please contact Rebecca Young or Michelle Cormack at 604.454.0900